January 21, 2011
Via EDGAR
Mr. Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549-3561

cc:	Mr. Doug Jones

Re:	Response to Letter Dated January 7, 2011
Real Mex Restaurants, Inc.
File No. 333-116310
Form 10-K: For the Fiscal Year Ended December 27, 2009
Form 10-Q: For the Quarterly Period Ended September 26, 2010
Dear Mr. Shenk:
In response to the above-referenced letter regarding the Annual Report on Form 10-K for the fiscal year ended December 27, 2009 and Quarterly Report on Form 10-Q for the quarter ended September 26, 2010 filed by Real Mex Restaurant, Inc. (the “Company”, “we”, “us” or “our”) with the United States Securities and Exchange Commission (the “Commission”), we offer the following responses in the order that the comments raised by the staff of the Commission (“Staff”) appeared in your letter. For ease of reference, we have reproduced your comment followed by the Company’s response.
Based upon the statements in your letter and our view of the nature of the responses, we plan to implement all proposed changes in future filings.
Form 10-Q for the Fiscal Quarter Ended September 26, 2010
Notes to the Consolidated Financial Statements
Note 2: Acquisitions
Share Purchase — Successor, page 7
1. Refer to your response to our prior comment 2. Please clarify for us whether the purchase of 20% of “the Company’s” outstanding shares of common stock for $3 million and existing debt of $12 million referred to in the response pertains to shares and debt of Holdco, your parent company, or shares and debt of Real Mex Restaurants, Inc. From disclosures in your filing, we understand that the “share purchase” and associated change in control was at the Holdco level. In connection with this, explain to us in further detail (i) how the purchase from an existing shareholder of common stock representing 30% of all outstanding shares of the company is representative of fair value of the shares purchased and the fair value of all other outstanding shares, (ii) what debt was purchased in association with the “share repurchase” (there does not appear to be any disclosure that such was transacted in connection with this) and how this was factored into your push down accounting treatment, (iii) how the purchase of debt at face value is representative of its fair value and the fair value of all other outstanding debt, (iv) how the fair value of both common stock and outstanding debt was determined, and (v) the basis for the increase in goodwill of $70 million in the push down accounting.

Company’s response: We confirm that the purchase of 20% of “the Company’s” outstanding shares of common stock for $3 million and existing debt of $12 million referred to in the response pertains to shares and debt of Holdco, our parent company. Regarding question (i), after discussion internally and consultation with the third party valuation specialist, we determined that 30% was significant enough to represent the fair value of all outstanding common stock, and our best evidence of fair value given the lack of additional significant stock transactions. Our valuation specialist believed this to be the best approach and we concurred. Regarding questions (ii) and (iii), the debt purchased was a portion of a $25 million senior unsecured credit facility that is an obligation of Holdco and not pushed down to the Company, since it has no obligation under this credit facility. Since a significant portion ($12 million) of such credit facility was purchased, and it was done so at face value, this was also determined by us and the third party valuation specialists to be the best evidence of fair value, absent other transactions. Regarding question (iv), we used the third party valuation specialist to assist with the calculation of the fair value of the consolidated company, including Holdco, and the purchase price allocation. The fair value of the stock was determined based upon the Share Purchase, such that a 20% purchase for $3.0 million represents a total Holdco stock value of $15.0 million. The Holdco senior unsecured facility was then valued at face value, as noted above. The remaining debt of the Company was valued based upon recent trades where available, such as in the case of our senior secured notes, and based upon maturity value for debt instruments not readily traded and without other indicators of impairment. Regarding question (v), after the valuation of equity and debt was complete as described above, a valuation of the remaining tangible and intangible assets and liabilities was completed at fair value, with the residual of $70 million allocated to goodwill and pushed down in accordance with ASC 805 Business Combinations. The following table breaks down the total debt and equity valued, including Holdco, which was allocated to remaining assets and liabilities of the consolidated company:

Senior secured notes due 2013	$130,000
Senior secured notes discount to fair value	(325)
Senior secured revolving credit facility	—
Senior unsecured credit facility — Real Mex Restaurants	28,186
Senior Unsecured Credit Facility — Holdco	28,895
Mortgage	480
Other	945

Total long-term debt	188,181
Common stock	15,000

Total long-term debt and common stock	$203,181

As noted in our prior response, we have not had further indicators of goodwill impairment, but are in the process of performing our annual test of goodwill in our 2010 year end procedures and, if any impairment is determined, will record such impairment in our fiscal fourth quarter of 2010.
If you have any questions regarding this letter, please do not hesitate to call me at (562) 346-1202.
Sincerely,
/s/ Richard P. Dutkiewicz
Richard P. Dutkiewicz
Chief Financial Officer